Exhibit 8.1

SUBSIDIARIES OF TILL CAPITAL LTD.

Name	Jurisdiction of Formation	Beneficial Ownership
Cuesta del Cobre S.A.	Mexico	100%
Golden Predator Mining Corp.	Alberta, Canada	54%
Golden Predator U.S. Holding Corp.	Nevada, U.S.A.	100%
Resource Re Ltd.	Bermuda	100%
Silver Predator Corp.	British Columbia, Canada	63%
Till Capital US Holding Corp.	Nevada, U.S.A.	100%
Till Management Company	Nevada, U.S.A.	100%